SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly held Company
CNPJ/MF No. 02.558.115/0001-21
NIRE 33.3.0027696-3

MATERIAL FACT

The management of TIM Participações S.A. (“TIM PART” or “Company”), according to the provisions of CVM Ruling No. 358/02 and further to the Company’s Material Fact Notice released to the market on July 8, 2011, hereby announces to all its shareholders, the market in general, as well as all other interested persons, the following:

Considering the fulfillment of the conditions precedent provided in the Share and Quota Purchase Agreement executed on July 8, 2011 between TIM Celular S.A. (“TIM Celular”), subsidiary of the Company, and Companhia Brasiliana de Energia (“Brasiliana”) (“TIM-Brasiliana Agreement”), the respective parties concluded, on this  date, the acquisition,  by TIM Celular, of the totality of the quotas issued by Eletropaulo Telecomunicações Ltda. (“AES EP Telecom”) and of 98,26% of the shares issued by AES Communication Rio de Janeiro S.A. (“AES Com Rio”), which shall have their corporate denominations modified to TIM Fiber SP Ltda. (“TIM Fiber SP”) and TIM Fiber RJ S.A. (“TIM Fiber RJ”), respectively. Within the several conditions precedent abovementioned are included the submission of the transaction to the Brazilian antitrust authorities and its prior approval by the Brazilian National Telecommunication Agency – ANATEL.

The closing of such transaction ratifies the commercial strategy of activities expansion and strengthening of the Company’s infrastructure. TIM Fiber SP and TIM Fiber RJ have the best infrastructure in optical fibers to offer high performance communication solutions, attending to the main cities of the metropolitan areas of Rio de Janeiro and São Paulo, encompassing a potential market of 8 million houses and over 550 thousand companies in 21 cities, throughout an optical fiber network of 5.5 thousand kilometers. With this network project it will be possible to interconnect TIM’s towers with optical fiber creating a modern mobile phone network and raising the data services, serve corporate clients with more quality and speed, besides making possible the introduction on the housing market with an ultra-broadband offer.

The total amount paid by the quotas of TIM Fiber SP and the shares of TIM Fiber RJ was of R$1,522 million, being R$ 1,074 million for the quotas of TIM Fiber SP and R$ 448 million for 98.26% of the shares of TIM Fiber RJ. As provided in the TIM-Brasiliana Agreement, the initial price paid by shares and quotas was calculated taking into consideration the net-financial indebtedness and other adjustments of TIM Fiber SP and TIM Fiber RJ, on this date, which is estimated in R$71 million, according to the TIM-Brasiliana Agreement definition, being the indebtedness still object of examination and confirmation by TIM Celular. The initial price confirmation, in accordance with the TIM-Brasiliana Agreement provisions, shall be concluded within 65 business days counted of this date. The TIM-Brasiliana Agreement also foresees potential indemnification liabilities and their respective minimum and maximum thresholds, as well as contractual guarantees compatible with transactions of this nature and amount.

Finally, we inform that as provided in the TIM-Brasiliana Agreement and within a 30 (thirty) days term counted as from the date hereof, TIM Celular shall disclose to the minority shareholders of TIM Fiber RJ, by means of publications in the official press, the terms and conditions, as well as procedures to be adopted by the minority shareholders interested in participating in the tender offer for the TIM Fiber RJ shares.

Rio de Janeiro, October 31, 2011

Rogerio Tostes
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 31, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.